Exhibit 99.1

ZOOZ Announces Expected Implementation of 1-for-20 Reverse Share Split

Following the reverse share split, the Company will have approximately 8,101,130 ordinary shares issued and outstanding

TEL AVIV, Israel, May 19, 2026 - ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ) today announced that a reverse share split of its issued and outstanding ordinary shares, par value NIS 0.00286 per share (“Ordinary Shares”), at a ratio of 1-for-20, is expected to be implemented before market open on June 1, 2026. The Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”) on a post-reverse split basis at the market open (for each exchange) on June 1, 2026, in each case under the Company’s existing trading symbol “ZOOZ”. The Ordinary Shares will retain the same ISIN but will be assigned a new CUSIP number.

The reverse share split was approved by the Company’s shareholders at the Company’s External General Meeting of Shareholders held on May 11, 2026, pursuant to which, the reverse split ratio of 1-for-20 was approved by the Company’s Board of Directors on May 11, 2026.

Upon implementation of the reverse share split, the Company’s Articles of Association as currently in effect (the “Articles”) shall be automatically amended and restated in order to implement the reverse share split, such that the Company’s authorized share capital shall be NIS 2,860,000, divided into 50,000,000 Ordinary Shares, par value NIS 0.0572 per share, effective as of the effective date of the reverse share split. The reverse share split will adjust the number of issued and outstanding Ordinary Shares from approximately 162,022,480 Ordinary Shares to approximately 8,101,130 Ordinary Shares (after adjustments based on the treatment of fractional shares). In addition, all outstanding options, warrants, restricted share units, earnout rights and other securities exercisable for or convertible into Ordinary Shares will be adjusted proportionally in accordance with the terms of the applicable plans and agreements. For additional information regarding the effects of the reverse share split, please see the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on a Report on Form 6-K on April 13, 2026 (File No. 001-42005).

As a result of the reverse split, no fractional Ordinary Shares will be issued, with all fractional shares rounded up to the nearest whole ordinary share (unless otherwise required in accordance with the rules of the applicable stock exchange).

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term Bitcoin treasury strategy. The Company is pioneering an innovative approach to capital allocation by holding Bitcoin as a strategic asset, offering shareholders asymmetric, long-term exposure to Bitcoin while maintaining financial and regulatory standards. The ZOOZ Ordinary Shares are publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding effectuating the reverse share split of ZOOZ’s Ordinary Shares, the impact and outcome of such reverse share split and the timing related to such reverse share split. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets on ZOOZ’s business and financial position; changes in expected or existing competition; ZOOZ’s ability to meet the continued listing standards of Nasdaq; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury strategy; the risk that ZOOZ’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel. Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 27, 2026 and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

For Media Inquiries:

ZOOZ Public Relations

Elad Kafri - elad@danilevy.co.il

Omri Haroosh - omri@haroosh.co